We help podcasters make more money.





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268: Zion's MAKE or BREAK Se
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blueWire

INVEST IN **BLUE WIRE**

We help podcasters make more money

LEAD INVESTOR



Max Dickinson

I've known Kevin for years and have always admired his vision and work ethic. In 2019 I met with Kevin to discuss his new company, Blue Wire, and how it fits into the growing space of podcasting. He has continued to execute on his vision: increasing his network of talented podcasters, his diverse internal team, and growing revenue year over year. In five years, he has built one of the most recognized names in the Podcast Network space. I am a big believer in backing the jockey not the horse, and I believe Kevin and his team will continue to execute their vision and make Blue Wire the biggest name in the Podcast Network space.

Invested $12,500 this round & $25,000 previously

bluewirepods.com Los Angeles CA Media Service Education













Highlights

1. 300 podcasts; 130M annual downloads; 500 hosts and creators.

2. State-of-the-art content studio at the Wynn Las Vegas.

3. $12.6M investment raised to date.

4. On track for projected $8.4M in revenue in 2023; Growing at a CAGR of 104% last 4 years.

5. Developed and currently executing a clear strategic plan to reach projected profitability by 2024.

Our Team



Kevin Jones Founder/CEO

Kevin bootstrapped Blue Wire with $17K of his own money in late 2018, eventually closing $12.6M in fundraising throughout 2019-22, while building an industry-leading team. He previously spent 10x years as a sports journalist in digital, radio, and TV.



Maggie Clifton SVP Business Development

Maggie built Blue Wire's revenue operation to be a leader in the podcasting space. She's overseen $20M in combined revenue from 2020-2023. She previously spent six years at leading sports agency Wasserman in brand partnerships.



Joseph Saviano CFO

Joe joined Blue Wire in 2023 as its CFO. He has over 30 years of experience in financial management, with direct experience in the digital media and ad industry. He is also founder and managing partner of Dot Capital, a major shareholder of Blue Wire.

One of the fastest-growing businesses in podcasting

Blue Wire was founded and built around the concept that independent podcasts would be more successful as a network.

Today, Blue Wire is a top 20 global podcast company, as measured by monthly unique audio downloads and number of contributing shows.

How We Stack Up

Top 20 Podcast Networks

		Global DLs	U.S. Unique DLs	Active Shows
1	iHeart RADIO	377M	30M	853
2	WONDERY	179M	23M	216
3	npr	158M	17M	49
4	The New York Times	107M	10M	12
5	NBC NEWS	62M	10M	71
6	DAILY WIRE+	76M	9M	14
7	Disney	37M	8M	123
8	VOXMEDIA	39M	6M	61
9	BARSTOOL SPORTS	31M	6M	97
10	PODCASTONE	48M	5M	177
18	bluewire	11M	3M	305
19	BBC	-	3M	851
20	TED	36M	2M	20

(11: PRX, 12: Paramount, 13: FOX, 14: CNN, 15: WNYC Studios, 16: Blaze Media 17: This American Life)

PODTRAC

Source: Podtrac Rankings plus Blue Wire data

Over the past two years, Blue Wire has grown by 68% in revenue and more than 100% in network size. 2023 has been a year focused on efficiency and optimization to reach profitable growth in 2024.



Note: future projections on the slide above aren't guaranteed

We work to empower our creators and allow them to focus on the fun -- creating content -- while we focus on the business of monetizing their shows. We believe that financial and creative independence are the core metrics of success for creators.

Who we work with

Our Podcasters

Our diverse network of creators with varying backgrounds is what makes Blue Wire unique.

- Athletes and celebrities choose us to go to market with their content and generate net new revenue while maintaining their independence.

- Full-time content creators partner with us to grow their small businesses.

- Creators whose secondary business is podcasting work with us because we

provide them a deeper level of support than they get elsewhere.

- Side Hustlers work with us because we consistently monetize and legitimize their content, which has allowed them to upgrade their recording equipment or travel to events they otherwise would have missed.

Our sports coverage is robust, but our content extends into business, wellness, and pop culture. We have strong coverage in the top content verticals: NFL, NBA, NCAA and Fantasy & Gambling.



IB
Irish Breakdown
with Bryan Driskell
ROAD Trippin'
With RJ & Channing
Hosted by Allie Clifton
Bronx Pinstripes
fubo
No Chill
Stay Hot
A Sports Podcast
Chelsea FC
London is Blue
Podcast
Light Years
Green Light
with Chris Long
Presented by WynnBET
Pack A Day
Podcast
Purple Insider
PI
With Matthew Coller
Arsenal Vision
Post-Match Podcast

Content Mix
Podcast Listens by Topic
22%
10%
8%
10%
11%
18%
21%
NFL
Fantasy & Gambling
NBA
NCAA
Comedy & Culture
Soccer
Other

Our creator retention is also unparalleled. Since 2020, we have less than 2% podcaster churn.

It is this full-circle relationship and service Blue Wire provides that has us encouraged for the future of our business and podcasting.

Our Advertisers

Brands, like creators, return to Blue Wire because of the positive experience they have working with us.

Advertisers spend with Blue Wire because of the scale and diversity of content we offer as a “one-stop-shop” for media campaigns. We leverage our cross-platform media network ecosystem to deliver results for our partners.



100+ Trusted Partners

We drive success for our partners by offering and executing bespoke, innovative solutions for each.

Blue Wire is the connection between brands and creators, to customize, launch, and operate campaigns to ensure success.



What We Sell
AD
Social Posts
Podcast Ads
Video Ads

Financials

- 104% compound annual revenue growth rate (CAGR) since 2020.

- 82% EBITDA margin improvement forecasted in 2023.

- Positive EBITDA expected in October 2023.

- Revenue growth rate forecasted at 25%+ per year post profitability.



Note: future projections on the slide above aren't guaranteed

We are a strategic asset

Podcasting is one of the fastest growing media forms and Blue Wire is a leader in the sports podcasting vertical. We are strongly positioned to be an alternative for old media.


Marketplace Comps
Recent exits within Podcasting and Sports Media
Transaction Value ($ in millions)
$608
$550
$300
$265
$203
$194
$54
Target
Acquiror
Year
Barstool
PENN Ent.
2022
The Athletic
NY Times
2022
Wondery
Amazon
2020
Stitcher
SiriusXM
2020
The Ringer
Spotify
2020
Gimlet
Spotify
2019
Playmaker
Bettor Collect.
2023

Our content is digitally consumed across the top podcast platforms: Apple Podcasts, Spotify and YouTube. We provide a method for brands to reach consumers who are no longer consuming media in traditional forms.

Company History

- 2018: Company was founded by Kevin Jones.
- 2019: Built a localized network of 40+ independent creators.
- 2020: $1M seed round in February; $4M Series-A round in December.
- 2021: Wynn Resorts invests $3.5M, builds Blue Wire Studios, signs three-year partnership.
- 2022: Surpassed 200 podcasts and 100 million annual downloads.
- 2023: On track for $8.4M in revenue, 130M annual downloads, and profitability in 2024.

Use of Funds

Blue Wire is turning the corner toward profitability. This next round will fuel efficient revenue growth via team and software expansion.


Investment Breakdown
We are Seeking $500k Investment on a $25M Valuation
44%
20%
20%
10%
6%
Key Sales Hires: $220,000
Network Growth and Support: $100,000
General Working Capital $100,000
Proprietary Software Build: $50,000
WeFunder Fee: $30,000
Total Capital: $500,000

Press

Blue Wire CEO Kevin Jones Talks Las Vegas Studio Success (Jun 2022)

Why Sports Podcasts Could Be A Slam Dunk For Advertisers Who Know How To Navigate The In-Demand Space (Nov 2022)

Blue Wire and FuboTV Join Forces In Search Of Sports Podcasting Dollars (Feb 2023)

Blue Wire Adding Podcasts Cut Amid SB Nation Downsizing (Mar 2023)

More Blue Wire Press